                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ==================

                                 Schedule 13E-4

                               ==================

                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                               ==================

                            SUNRISE PRESCHOOLS, INC.
                            ------------------------
                                (Name of Issuer)

                            SUNRISE PRESCHOOLS, INC.
                            ------------------------
                      (Name of Person(s) Filing Statement)

                    Redeemable Common Stock Purchase Warrants
                    -----------------------------------------
                         (Title of Class of Securities)

                                   867693 11 1
                       ----------------------------------
                      (CUSIP Number of Class of Securities)

                               Mr. James R. Evans
                            SUNRISE PRESCHOOLS, INC.
                      9128 E. San Salvador Drive, Suite 200
                            Scottsdale, Arizona 85258
                                 (602) 860-1611

                                    -Copy to-

                          Christopher D. Johnson, Esq.
                            Squire, Sanders & Dempsey
                       40 North Central Avenue, Suite 2700
                             Phoenix, Arizona 85004
                                 (602) 528-4000
                     --------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of the
                           Person(s) Filing Statement)

                                 October 4, 1995
                     --------------------------------------
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

CALCULATION OF FILING FEE


                 Transaction Valuation                              Amount of Filing Fee
                 ---------------------                              --------------------
         62,500 shares of Common Stock
         to be issued upon the exercise
         of the Warrants at $1.00 per
         Warrant = $62,500                                                   $12.50



[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of filing.

         Amount Previously Paid:                   $1,150

         Form or Registration No.:                 Form S-3 Registration Statement No. 33-15724

         Filing Party:                             SUNRISE PRESCHOOLS, INC.

         Date Filed:                               July 10, 1987


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

         This Schedule 13E-4 relates to the actions taken by SUNRISE PRESCHOOLS, INC. (the "Company") to reduce the exercise price of its outstanding Redeemable Common Stock Purchase Warrants (the "Warrants") for the remaining term of the Warrants. A copy of the Company's Prospectus dated April 28, 1995, as supplemented through September 28, 1995 (the "Prospectus") is attached hereto as Exhibit (1) and is incorporated herein by this reference. The Prospectus is part of the Company's Registration Statement No. 33-15724, which was declared effective by the Securities and Exchange Commission on April 28, 1995. The Prospectus relates to the issuance of up to 1,000,000 shares of the Company's common stock, $.01 par value (the "Common Stock") upon exercise of the Warrants. The Warrants were scheduled to expire on September 22, 1995. However, the Company has extended the expiration date of the Warrants to November 6, 1995 (the "Warrant Expiration Date"). The Company has also reduced the exercise price of each Warrant from $5.00 per share to $1.00 per share for their remaining term. As conditions to extension of the Warrants and reduction of their exercise price, the Company has provided that each holder of Warrants (a "Warrantholder") may exercise only one of each sixteen Warrants held, and that the Warrants shall be non-transferable for their remaining term. Exercises of the Warrants into less than whole share increments will not be accepted.

         Warrantholders electing to exercise their Warrants prior to the Warrant Expiration Date may revoke such election, so long as notice of such revocation is received by the Company on or prior to the Warrant Expiration Date. All Warrants exercised and not revoked, on or prior to the Warrant Expiration Date will be accepted by the Company and the Common Stock issuable upon the exercise of such Warrants will be delivered to the respective Warrantholders as soon as practicable after the Warrant Expiration Date.

Item 1.          Security and Issuer.

                 (a) The name of the issuer and the address of its principal executive office are: Sunrise Preschools, Inc., 9128 E. San Salvador Drive, Suite 200, Scottsdale, Arizona 85258.

                 (b) The exact title and amount of the class of securities being sought are all Warrants of the Company. As of September 22, 1995, there were 1,000,000 Warrants outstanding. Each eligible Warrant is exercisable for one share of Common Stock and the exercise price of each Warrant is $1.00; however, each Warrantholder may exercise only one of each sixteen Warrants held. Exercises of the Warrants into less than whole share increments will not be accepted. The Warrants expire on November 6, 1995.


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

         The following officers, directors and affiliates of the Company own
Warrants:

                                                                                    Number of Warrants
 Name and Title                                                                      Beneficially Held
 --------------                                                                     ------------------
 James R. Evans                                                                         16,300(1)
 Chairman of the Board and President

 Barbara L. Owens                                                                       2,300(2)
 Executive Vice President, Director, Secretary and Treasurer

 Robert A. Rice                                                                         35,000
 Director


-------------------

(1) Of Mr. Evans' 16,300 Warrants, 300 of such Warrants are held in a trust for the benefit of Mr. Evan's children, of which Mr. Evans is the trustee.

(2) Of Ms. Owens' 2,300 Warrants, 150 of such Warrants are held in a trust for the benefit of Ms. Owens' children, of which Ms. Owens is the trustee.

                 (c) Trading activity with respect to the Company's Common Stock has been limited and the volume of transactions should not of itself be deemed to constitute an "established public trading market." A public trading market having the characteristics of depth, liquidity and orderliness depends upon the existence of market makers as well as the presence of willing buyers and sellers, which are circumstances over which the Company does not have control.

         The Common Stock is quoted in the National Daily Quotation Service ("Pink Sheets") published daily by the National Quotation Bureau, Inc. under the symbol SUNR. Quotations are also available for the Common Stock through the Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol 3SUNR. The following table sets forth the high and low bid prices for the Common Stock based on closing transactions during each specified period as reported by the National Quotation Bureau, Inc., which prices reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions:

                                      Fiscal 1995 Bid                            Fiscal 1994 Bid
                           ---------------------------------         -----------------------------------
                               High                  Low                 High                   Low
                               ----                  ---                 ----                   ---
 First Quarter                $1.375               $1.000                $1.000                 $.750

 Second Quarter                1.688                 .938                 1.250                  .875

 Third Quarter                 1.563                1.125                 1.500                  .750

 Fourth Quarter                2.625                1.250                 1.625                  .875


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

         Until September 22, 1995, at which time the Warrants became non-transferable, the Warrants were quoted in the Pink Sheets under the symbol SUNRW and on the Electronic Bulletin Board under the symbol 3SUNRW. The following table sets forth the high and low bid prices for the Warrants based on closing transactions for each specified period as reported by the National Quotation Bureau, Inc.

                                      Fiscal 1995 Bid                            Fiscal 1994 Bid
                           --------------------------------------   -----------------------------------------

                                High                  Low                 High                   Low
                                ----                  ---                 ----                   ---
 First Quarter                 $.188                $.063                 $.188                 $.063

 Second Quarter                 .188                 .063                  .188                  .063

 Third Quarter                  .375                 .063                  .188                  .063

 Fourth Quarter                 .375                 .063                  .250                  .125

                 (d)  Not applicable.

Item 2.          Source and Amount of Funds or Other Consideration.

                 (a) The consideration offered by the Company upon the exercise of a Warrant and the payment of the applicable exercise price on the terms and conditions hereinabove described is one share of Common Stock.

                 (b)  Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         The Company has announced that it has entered into a letter of intent to undertake a public offering of securities. In connection with planning for such offering, the Company decided to make a proposal to the Warrantholders which would result in the final disposition of the Warrants. Accordingly, the Company has reduced the exercise price of the Warrants and extended their expiration date through November 6, 1995. As a condition to such reduction and extension, the Company has provided that Warrantholders can exercise only one of every sixteen Warrants held, and that the Warrants shall be non-transferable for their remaining term. The Company had extended the expiration date of the Warrants several times over the past several years. The Company believes that this final extension through November 6, 1995 in combination with the reduction in the exercise price of the Warrants will provide Warrantholders an opportunity to benefit from exercise of a portion of their Warrants.

Item 4.          Interest in Securities of the Issuer.

         On September 22, 1995, James R. Evans acquired 16,000 Warrants at a price of $0.15 per Warrant. Mr. Evans acquired these Warrants in the open market.


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

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         None.

Item 6.  Persons Retained, Employed or to be Compensated.

         None.

Item 7.  Financial Information.

                 (a)      None.

                 (b)      Not applicable.

Item 8.  Additional Information.

                 (a)      None.

                 (b)      Not applicable.

                 (c)      Not applicable.

                 (d)      None.

                 (e) Additional information with respect to the Warrants is included in the Prospectus, which is hereby incorporated herein by reference in its entirety.

Item 9.          Material to be filed as Exhibits

                 (1) Prospectus, dated April 28, 1995 as supplemented through Sepbember 28, 1995.

                 (2)      Letter to Registered Holders of Warrants.

                 (3)      Letter to Beneficial Holders of Warrants.

                 (4)      Response Form (Beneficial Holders).

                 (5)      Response Form (Registered Holders).


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

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 1995.

                                          SUNRISE PRESCHOOLS, INC.

                                          By  /s/ James R. Evans
                                            -----------------------------
                                              James R. Evans, President

                                 EXHIBIT INDEX



Exhibit (1)         Prospectus dated April 28, 1995, as supplemented through
                    September 28, 1995.

Exhibit (2)         Letter to Registered Holders of Warrants.


Exhibit (3)         Letter to Beneficial Holders of Warrants.


Exhibit (4)         Response Form (Beneficial Holders).


Exhibit (5)         Response Form (Registered Holders).


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